Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Michael D. Mabry
(215) 564-8011
mmabry@stradley.com

December 10, 2019

Filed via EDGAR
Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Subject:	Global Beta ETF Trust (the “Trust”) (File Nos. 333-232249; 811-23450)

Dear Ms. Brutlag:
On behalf of the Trust, below are the Trust's responses to the comments you provided us with regard to the Trust's initial registration statement on Form N-1A (the "Registration Statement") relating to the registration of the Global Beta Smart Income ETF series. The Registration Statement was filed with the U.S. Securities and Exchange Commission ("SEC") on June 21, 2019 under Section 8 of the Investment Company Act of 1940, as amended (the "1940 Act"), and Section 6 of the Securities Act of 1933, as amended (the "Securities Act"). Below we have provided your comments and the Trust's response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.
Prospectus

Cover Page

1.	Comment: Please provide the staff with the Fund’s ticker symbol in advance so that the staff can assess whether it is appropriate for the Fund.

Response: The Fund’s ticker symbol is GBDV.

Fees and Expenses

2.	Comment: Please provide the staff with a completed fee table and expense example as soon as practicable.

Response: The completed fee table and expense example are attached hereto as Exhibit A.

3.
Comment: Please include an AFFE line in the fee table or confirm to the staff that no AFFE line is required. The staff notes that the prospectus states on page 2 that the Adviser may purchase or sell investments, including ETFs and other investment

Philadelphia, PA • Harrisburg, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

company securities, and the Principal Investment Risks section includes a risk called “ETFs and Other Investment Companies Risk”, also on page 2.

Response: Acquired fund fees and expenses for the Fund are currently estimated to be less than 0.01% of the Fund’s average net assets. Therefore, an acquired fund fees and expenses line item has not been included in the Fund’s fee table.

Principal Investment Strategies

4.
Comment: The Fund’s name includes the term “global.” It appears the Fund will not “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).  Rather, it appears that Global Beta refers to the name of the Adviser.  Please prominently disclose, if true, that the Fund will invest only or primarily in U.S. companies.

Response: The Trust has updated its disclosure in response to this comment by adding the following language in the “Principal Investment Strategies” section: “The Fund will primarily invest in U.S. companies that are included in the Target Index.”

5.
Comment: On page 1, the prospectus states that the “Target Index is designed to reflect the performance of the constituents from the S&P 900 with the highest average twelve month trailing dividend yield over each of the prior four quarters, diversified by Global Industry Classification Standard (‘GICS’) sector and re-weighted based on revenue.” However, the disclosure does not explain the components of the S&P 900 Index or the geographic locations and market capitalization sizes of the companies whose stock is included in the Target Index. Please add applicable disclosure addressing this information.

Response: The Trust has updated its disclosure in response to this comment by adding the following language to the “Principal Investment Strategies” section:

The S&P 900 is an investable benchmark for the mid- to large-cap segment of the U.S. equity market (including REITs). As of November 29, 2019, the S&P 900 was comprised of 905 U.S. securities with capitalizations ranging from $753.18 million to $1.21 trillion.  REITs are companies that own or finance income-producing real estate. The Target Index will not match the S&P 900 weighting of each GICS industry.

6.
Comment: The Target Index the Fund tracks is described on pages 1 and 2 of the prospectus. Please add to that disclosure (i) the number of index components (a range is acceptable), (ii) the index weighting methodology, and (iii) further explanation regarding how the Global Industry Classification Standard (“GICS”) factors into the Target Index methodology, including whether the Target Index will match the S&P 900 weighting of each GICS industry.

Response: The Trust has updated its disclosure in response to this comment by adding the following language to the “Principal Investment Strategies” section:

The Fund seeks to track the performance (before fees and expenses) of the Target Index.  The Target Index is comprised of equity securities of U.S. companies in the highest quintile of the average twelve month trailing dividend yield over each of the prior four quarters in the S&P 900, and that rank in the top half of their respective GICS sector classification.  The constituent securities of the Target Index are weighted based on their revenue, with each individual index constituent capped at 5% at each quarterly rebalance.  As of November 29, 2019, the Target Index was comprised of 83 securities.

The S&P 900 is an investable benchmark for the mid- to large-cap segment of the U.S. equity market (including REITs). As of November 29, 2019, the S&P 900 was comprised of 905 U.S. securities with capitalizations ranging from $753.18 million to $1.21 trillion.  REITs are companies that own or finance income-producing real estate. The Target Index will not match the S&P 900 weighting of each GICS industry.

7.
Comment: On page 2, the prospectus states that the “S&P Dow Jones Indices LLC (the ‘Index Provider’), in consultation with the Adviser, developed the Target Index methodology.” Please disclose whether the Adviser retains any ongoing interest, control, role, or involvement in the index (e.g., retains intellectual property rights, or expects or requires consultation or approval of index changes).

Response: In light of the removal of the distinction between unaffiliated index ETFs and self-index ETFs under Rule 6c-11 we assume that this disclosure is no longer necessary.

8.	Comment: Please provide the staff with the index methodology (i.e., white paper) for the Target Index.

Response: In light of the removal of the distinction between index and active ETFs under Rule 6c-11, we assume that provision of the index methodology is no longer necessary.

Principal Investment Risks

9.
Comment: We note that the Principal Investment Risks appear to be in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield, and total return. Please note that after listing the most significant risks of the Fund, the remaining risks may be alphabetized. See speech of Dalia Blass to the ICI, Oct. 25, 2018.

Response: The Trust has updated its disclosure in response to this comment.

10.	Comment: The Principal Investment Risks section includes a “REIT Risk” on page 3 of the prospectus. However, REITs are not mentioned in the Principal Investment Strategies section; otherwise, it should not be listed as a principal risk.

Response: The Trust has updated its disclosure in response to this comment by adding the following language to the Principal Investment Strategies section: “REITs are companies that own or finance income-producing real estate.”

Management

11.	Comment: The prospectus states on page 4 that Justin Lowry and Vince Lowry have been portfolio managers of the Fund “since inception.” Please include the year of the Fund’s inception here when known.

Response: The Trust has updated its disclosure in response to this comment to reflect the fact that the Fund’s year of inception is 2019.

More Information About the Fund’s Principal Investment Strategies
12.
Comment: On page 5, the prospectus states that “Each Target Index is unmanaged and cannot be invested in directly.” Please explain what is meant by “[e]ach Target Index,” as this implies that there is more than one Target Index, which is not indicated elsewhere in the prospectus.

Response: The Trust has updated its disclosure to reflect one Target Index.

Portfolio Managers

13.
Comment: The prospectus indicates on page 9 that the information regarding each of the portfolio managers will be provided later. Please provide the staff with this information for review as soon as practicable.

Response: Information regarding each of the portfolio managers is attached hereto as Exhibit B.

Index Provider

14.
Comment: On page 16, the prospectus states that “[p]ursuant to a sub-licensing agreement between the Adviser and the Trust, the Adviser provides the use of the Target Index and related intellectual property to the Trust and the Fund.” Please explain what is meant by “provides the use” of the index here.

Response: The Adviser is party to a licensing agreement with the Index Provider, pursuant to which the Adviser has access to and use of information and intellectual property related to the Target Index. The sub-licensing agreement contains a license from the Adviser to the Fund of the information and intellectual property licensed by the Adviser so that the Fund can track (and disclose that it is tracking) the Target Index. The sub-license is provided at no cost to the Fund.

Additionally, to avoid confusion, the Trust has revised the prospectus to state: “[p]ursuant to a sub-licensing agreement between the Adviser and the Trust, the Adviser sub-licenses the use of the Target Index and related intellectual property to the Trust and the Fund.”

Statement of Additional Information

Management of the Trust

15.	Comment: On page 15, information regarding the Trustees and Officers has not yet been included in the prospectus. Please provide that information to the staff for review as soon as practicable.

Response: Information regarding the Trustees and Officers is attached hereto as Exhibit C.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number, or to J. Stephen Feinour, Jr. at 215-564-8521.

Very truly yours,

/s/ Michael D. Mabry
Michael D. Mabry

EXHIBIT A

Annual Fund Operating Expenses (expenses you pay each year as a % of the value of your investment)
Management Fees	0.29%
Distribution and/or Service (12b-1) Fees(1)	0.00%
Other Expenses(2)	2.30%
Total Annual Fund Operating Expenses	2.59%
Fee Waiver and/or Expense Reimbursement(3)	(2.30)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.29%
(1)  Pursuant to a Rule 12b-1 distribution and service plan (“Plan”), the Fund may bear a 12b-1 fee not to exceed 0.25% per annum of the Fund’s average daily net assets. However, no such fee is currently paid by the Fund, and the Board of Trustees (the “Board”) of Global Beta ETF Trust (the “Trust”) has not currently approved the commencement of any payments under the Plan.
(2)  Based on estimated amounts for the current fiscal year.
(3) The Fund’s investment adviser, Global Beta Advisors LLC (“Adviser”), has agreed to reimburse the Fund during the Fund’s initial six months of operation for the (i) compensation and expenses of the Independent Trustees, and (ii) fees and expenses of counsel to the Independent Trustees, except for any (a) litigation expenses (including litigation to which the Trust or the Fund may be a party and indemnification of the Independent Trustees with respect thereto), and (b) extraordinary or non-routine fees or expenses.

EXHIBIT B

Justin Lowry
Justin Lowry has over nine years of portfolio management experience. Mr. Lowry is a Portfolio Manager and Chief Investment Officer at the Adviser, responsible for oversight of investment activity, market research and product development. Previously, Mr. Lowry was Director of Research at OppenheimerFunds, Inc., where he oversaw research and product development for its Beta Solutions ETF business, which held over $2 billion in assets in the RevenueShares ETF suite. He began his portfolio management experience as Portfolio Manager and Head of Research at VTL Associates, LLC. Justin earned his B.S. in business management from St. Joeseph’s University.
Vince Lowry
Vince Lowry has over 15 years of portfolio management experience. Mr. Lowry is a Portfolio Manager and Chief Executive officer at the Adviser. Previously, Mr. Lowry was a Lead Portfolio Manager at OppenheimerFunds, Inc., where he oversaw asset allocation for its Beta Solutions ETF business, which held over $2 billion in assets in the RevenueShares ETF suite. Prior to his experience at OppenheimerFunds, Inc., he founded VTL Associates, LLC, using his experience developing global asset allocation models to create a family of revenue-weighted ETFs in conjunction with Standard & Poor’s. Vince earned his B.S. in political science and his MBA from St. Joseph’s University.

EXHIBIT C
Trustees and Officers
The business and affairs of the Trust are managed by its officers under the oversight of its Board. The Board sets broad policies for the Trust and may appoint Trust officers. The Board oversees the performance of the Adviser and the Trust’s other service providers.
Two Trustees are directors, officers or employees of the Adviser. The other Trustees are Independent Trustees. The fund complex includes all funds advised by the Adviser (“Fund Complex”).
The Trustees, their year of birth, term of office and length of time served, their principal business occupations during the past five years, the number of portfolios in the Fund Complex overseen and other directorships, if any, held by each Trustee, are shown below. The officers, their year of birth, term of office and length of time served and their principal business occupations during the past five years, are shown below. Unless noted otherwise, the address of each Trustee and each officer is: c/o Global Beta ETF Trust, 2001 Market Street, Suite 2630, Philadelphia, PA 19103.
Name, Address*, Year of Birth	Position(s) Held with Trust	Term of Office** and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Independent Trustees
Peter Burchfield Year of Birth: 1957	Trustee	Since 2019	Client Service Marketing Director, Henry James International (investment advisory firm) (2017 to present); Client Service Marketing Director, Navellier and Associates (investment advisory firm) (2002 to 2017)	1	None
Richard Haverstick Year of Birth: 1952	Trustee	Since 2019	Trustee, BMT Investment Fund (registered investment company) (2017 to present); Trustee, Brandywine Realty Trust (commercial real estate) (2016 to present); Trustee, Actua Corporation (cloud technology) (2016 to 2018); Consultant, Haverstick Consulting (2015 to 2016)	1	BMT Investment Fund (2017 to present); Thomas Jefferson University (2013 to present); Jefferson Health (2013 to present); Brandywine Realty Trust (2016 to present)
David Downes*** Year of Birth: 1940	Trustee	Since 2019	Director, Egan-Jones Ratings Company (rating agency) (June 2019 to	1	Community Capital Management

Name, Address*, Year of Birth	Position(s) Held with Trust	Term of Office** and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee

present); Treasurer, Quaker Investment Trust (registered investment company) (2018 to present); Independent Director, TLC Credit, Inc. (closed-end investment company) (2009 to present); Trustee, Community Capital Management, (investment management company) (2006 to present); President, The Community Reinvestment Act Qualified Investment Fund (investment management company) (2004 to present); Trustee, OppenheimerFunds, Inc. (registered investment company) (2005 to 2015); Trustee, GSK Employment Benefit Trust (defined benefits/defined contribution employee trust) (2006 to 2014)
					(2006 to present); CRA Funds Advisor (2006 to present); TLC Credit, Inc. (2009 to present)
Interested Trustee****
Vince Lowry Year of Birth: 1951	Trustee	Since 2019	Chief Executive Officer, Global Beta Advisors LLC (2016 to present); Lead Portfolio Manager, OppenheimerFunds, Inc. (2015 to 2017); Chief Executive Officer, VTL Associates, LLC (registered investment adviser) (2004 to 2015)	1	None
Justin Lowry Year of Birth: 1987	Trustee	Since 2019	Chief Investment Officer, Global Beta Advisors LLC (2017 to present); Director of Research, OppenheimerFunds, Inc. (2015 to 2017); Portfolio Manager and Head of Research, VTL Associates, LLC (2010 to 2015)	1	None

Name, Address*, Year of Birth	Position(s) Held with Trust	Term of Office** and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee

*	Each Independent Trustee may be contacted by writing to the Independent Trustees of Global Beta ETF Trust, 2001 Market Street, Suite 2630, Philadelphia, PA 19103.
**	Each Trustee serves until his successor is duly elected or appointed and qualified.
***	Mr. Downes’s FINRA Series 7, 24 and 29 licenses are held by Foreside Fund Services, LLC, an affiliate of the Distributor.
****	Vince Lowry and Justin Lowry are considered to be interested persons of the Trust because of their relationship with the Adviser.

Officers Name, Address, Year of Birth	Position(s) Held with Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During the Past 5 Years
Vince Lowry 2001 Market Street, Suite 2630, Philadelphia, PA 19103 Year of Birth: 1951	President	Since 2019	Chief Executive Officer, Global Beta Advisors LLC (2016 to present); Lead Portfolio Manager, OppenheimerFunds, Inc. (2015 to 2017); Chief Executive Officer, VTL Associates, LLC (2004 to 2015)
Joshua Hunter 2001 Market Street, Suite 2630, Philadelphia, PA 19103 Year of Birth: 1981	Treasurer and Principal Financial Officer	Since 2019
Director – Fund Principal Financial Officer, Foreside Financial Group, LLC (2015 to present); Fund Principal Financial Officer and Treasurer, FQF Trust (2015 to present); Fund Chief Financial Officer and Treasurer, Precidian ETFs Trust (2015 to present); Fund Principal Financial Officer and Treasurer, OSI ETF Trust (2016 to present); Vice President and Assistant Vice President, JPMorgan Chase & Co. (2011 to 2015)

Jim Nash 2001 Market Street, Suite 2630, Philadelphia, PA 19103 Year of Birth: 1981	Chief Compliance Officer	Since 2019
Director, Fund Chief Compliance Officer, Foreside Fund Officer Services, LLC (2016 to present); Chief Compliance Officer, The Community Development Fund (2016 to present); Chief Compliance Officer, Cook & Bynum Funds (2017 to present); Chief Compliance Officer, GraniteShares ETF Trust (2017 to present); Chief Compliance Officer, Innovator ETF Trust II (f/k/a Elkhorn ETF Trust) (2017 to present); Chief Compliance Officer, Innovator ETF Trust (2018 to present); Deputy Chief Compliance Officer, ASA Gold & Precious Metals, Ltd. (March 2019 to present); Corporate Secretary, ASA Gold & Precious Metals, Ltd. (2016 to 2017 and 2018 to March 2019); Senior Associate, Regulatory Administration Advisor, JPMorgan Chase & Co. (2014 to 2016)

Carolyn Wharton 2001 Market Street, Suite 2630, Philadelphia, PA 19103 Year of Birth: 1984	Secretary	Since 2019
Consultant-Marketing, Global Beta Advisors (January 2019 to present); Director of Marketing, OppenheimerFunds, Inc. (2015 to 2017); Director of Marketing and Supervising Principal, RevenueShares and VTL Associates LLC (2012 to 2015)

*	Each officer serves until his successor is duly elected or appointed and qualified.